NOVONIX LIMITED EXTRAORDINARY GENERAL MEETING Wednesday, 22 January, 2025	EXHIBIT 99.1 MUFG Corporate Markets A Division of MUFG Pension & Market Services RESULT OF EXTRAORDINARY GENERAL MEETING (ASX REPORT)

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Total votes cast in poll
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (open votes)	Abstain	For	Against	Abstain **	Result decided by poll
1	RATIFICATION OF ISSUE OF SHARES UNDER THE INSTITUTIONAL PLACEMENT	NA	29,556,148 26.50%	3,222,982 2.89%	78,742,821 70.61%	40,541	112,479,282 97.21%	3,222,982 2.79%	40,541	Carried
2	APPROVAL OF ISSUE OF SHARES TO PHILLIPS 66 UNDER THE CONDITIONAL PLACEMENT	NA	62,116,631 93.89%	3,353,094 5.07%	691,799 1.05%	103,093	66,988,743 95.23%	3,353,094 4.77%	103,093	Carried
3	ISSUE OF INCENTIVE OPTIONS TO ANDREW LIVERIS	NA	127,603,198 88.52%	15,828,002 10.98%	720,671 0.50%	162,868	131,391,634 88.60%	16,902,901 11.40%	200,517	Carried
4	APPROVAL OF PERFORMANCE RIGHTS PLAN	NA	129,592,755 90.34%	13,136,693 9.16%	716,144 0.50%	864,746	130,732,872 90.20%	14,211,592 9.80%	902,395	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

Printed: 22/01/2025	This report was produced from the MUFG Corporate Markets, MUFG Pension & Market Services Meeting System	Page 1 of 1